Filed Pursuant to Rule 424(b)(3)
Registration No. 333-212639

STRATEGIC STORAGE TRUST IV, INC.

SUPPLEMENT NO. 1 DATED MAY 1, 2020

TO THE PROSPECTUS DATED APRIL 30, 2020

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust IV, Inc. dated April 30, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	the suspension of the primary portion of our public offering; and

•	the termination of our dealer manager agreement.

Status of Our Offering

On January 25, 2017, we sold $7.5 million in Class A shares, or approximately 360,577 Class A shares, to an institutional account investor pursuant to a private offering transaction. On March 17, 2017, our public offering was declared effective. As of April 24, 2020, in connection with our public offering, we have received gross offering proceeds of approximately $244.1 million, consisting of approximately $123.6 million from the sale of approximately 4.9 million Class A shares, approximately $95.5 million from the sale of approximately 3.9 million Class T shares, and approximately $25.0 million from the sale of approximately 1.1 million Class W shares. As of April 24, 2020, approximately $850.9 million in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan.

Suspension of Our Offering

Based upon various factors, including the uncertainty relating to the ongoing COVID-19 outbreak and its potential economic impact, the status of fundraising in the non-traded REIT industry due to such uncertainty, and the approval by our board of directors of the termination of the Dealer Manager Agreement (as defined below), on April 17, 2020, our board of directors approved the suspension of the primary portion of our offering, effective as of April 30, 2020 (the “Suspension”).

In connection with the Suspension, our policy will be to accept subscription agreements only if they were received by our transfer agent, Strategic Transfer Agent Services, LLC, on or before the close of business on April 30, 2020. For non-custodial account subscriptions received by April 30, 2020, such accounts must be fully funded and in good order no later than the close of business on May 7, 2020. For custodial account subscriptions received by April 30, 2020, such accounts must be fully funded and in good order no later than the close of business on May 30, 2020.

Termination of Our Dealer Manager Agreement

On February 10, 2017, we entered into a dealer manager agreement, as amended to date (the “Dealer Manager Agreement”), with Select Capital Corporation (“Select Capital”), our dealer manager for our public offering. On April 17, 2020, pursuant to Section 9 of the Dealer Manager Agreement, we provided a 60-day termination notice to Select Capital.

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